July 28, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CommScope, Inc. (File No. 1-12929)

Form 10-K for the fiscal year ended December 31, 2008

Filed February 26, 2009

Dear Mr. Spirgel:

This letter is being submitted in response to your letter dated July 24, 2009 (the “Comment Letter”) commenting on the Form 10-K for the year ended December 31, 2008, filed by CommScope, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 26, 2009.

Set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) numbered to correspond to the numbering of the comments of the Staff in the Comment Letter.

Form 10-K

Management’s Discussion and Analysis

Critical accounting policies

Impairment reviews of goodwill and indefinite-lived assets, page 32

Staff Comment No. 1

Refer to your response to comment 1 with respect to the first and second bullets. We note your representation that “In future filings where goodwill impairment testing disclosures are included, we will expand our disclosure to include the total number of reporting units within each segment, the number of reporting units within each segment with goodwill balances and the number of reporting units in each segment that recorded an impairment charge, if any.” In addition, expand your disclosures to include a sensitivity analysis for each reporting unit within the ACCG segment.

July 28, 2009

Response

Please see the attached disclosure that we are planning to include in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies of our Form 10-Q for the quarterly period ended June 30, 2009. We believe that this disclosure is responsive to that which we committed to provide in our letter of June 24, 2009. We have expanded the disclosure to provide a sensitivity analysis to changes in the critical valuation assumptions affecting the estimated fair value of the ACCG reporting unit for which we performed a Step 1 impairment analysis during the quarter ended June 30, 2009. If we perform a Step 1 analysis on an interim basis in the future, we will provide similar disclosure.

In future filings where annual impairment test results are disclosed, we will expand our disclosure to provide a similar sensitivity analysis by segment. If there are reporting units that fail the Step 1 analysis, we will include a similar sensitivity analysis for those reporting units.

Staff Comment No. 2

We reissued our prior comment 3 as follows: In light of the significant goodwill impairment charge reflected in the final quarter of 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results as a result of taking an impairment charge. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rate? Specifically, if you significantly reduced projected future revenues or net cash flows, you should clearly explain to your investors that you expect that historical operating results may not be indicative of future operating results. In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response

Please see the attached disclosure that we are planning to include in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies of our Form 10-Q for the quarterly period ended June 30, 2009. We believe that this disclosure is responsive to the Staff Comment.

Staff Comment No. 3

Refer to your response to comment 4. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results.

July 28, 2009

Response

The 2008 annual impairment test was based on a projection of annual cash flows. The projections for 2009 annual cash flows used in the 2008 analysis were lower than historical operating results to reflect the uncertainty in the global economy. Although results for the seasonally slow first quarter 2009 were lower than historical results, forecasted results for the remainder of 2009 for the reporting units with goodwill balances were consistent with those used in the 2008 analysis.

After evaluating the forecasted operating results for 2009 and future years and considering the significant reduction in accounts receivable and inventories, we concluded that there were no indicators of potential impairment for any of our reporting units with goodwill for the first quarter.

As reflected in our attached disclosure, we determined that there was an indicator of a potential impairment in one reporting unit during the second quarter reporting process and, accordingly, performed a Step 1 impairment test, which did not result in an impairment.

Please contact me at (828) 324-2200 or via fax at (828) 323-4849 if you have any questions or require additional information.

Sincerely,

/s/ Jearld L. Leonhardt
Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer

July 28, 2009

CommScope, Inc.

MD&A DISCLOSURE – CRITICAL ACCOUNTING POLICIES

Goodwill

Goodwill and other intangible assets with indefinite lives are tested for impairment annually or at other times if events have occurred or circumstances exist that indicate the carrying value of these intangibles may no longer be recoverable. Goodwill is evaluated at the reporting unit level, which may be the same as a reportable segment or a level below a reportable segment.

During the fourth quarter of 2008, we recorded a goodwill impairment charge of $297.3 million related to the three Antenna, Cable and Cabinets Group (ACCG) segment reporting units that have goodwill (out of five total reporting units) and two of the three Wireless Network Solutions (WNS) segment reporting units that have goodwill (out of five total reporting units). In performing the annual goodwill impairment testing for the ACCG and WNS segments, we used a discounted cash flow valuation model. All of the 2008 goodwill impairment recorded for reporting units in the ACCG segment was the result of a 200 basis point increase in the discount rate as compared to the 10.5% discount rate used in the purchase price allocation performed one year earlier. Approximately 17% of the impairment charge recorded for reporting units in the WNS segment was the result of a 200 basis point increase in the discount rate as compared to the 12.0% discount rate used in the purchase price allocation performed one year earlier. The remainder of the WNS impairment charge resulted from lower projected operating results than those used in the purchase price allocation. In developing our projected operating results as part of the 2008 impairment evaluation, we considered the global economic uncertainty and reduced our expected operating income for 2009. Projected operating results for future years were also impacted by the uncertainty that existed, though the timing of projected recoveries varied by reporting unit, based on management estimates.

The goodwill balance as of June 30, 2009 is as follows:

Reportable Segment	Balance (in millions)	Reporting Units
ACCG	$707.3	Cable Products - $381.0 million; Base Station Antennas - $172.1 million; and Microwave Antennas - $154.2 million
Enterprise	20.9	The reportable segment is considered to be one reporting unit
Broadband	133.6	The reportable segment is considered to be one reporting unit
WNS	133.8	Wireless Innovations Group - $64.1 million; WNS Services - $42.8 million; and Power Amplifiers - $26.9 million

Total	$995.6

July 28, 2009

During the three months ended June 30, 2009, the Company’s management determined that an indication of potential goodwill impairment existed for the cable products reporting unit in the ACCG segment due to lower than planned results in the quarter and forecasting activities that indicated lower operating results for this reporting unit for the remainder of 2009 than had been previously forecasted. Accordingly, a “step one” impairment test was performed using a discounted cash flow valuation model. It was determined that the estimated fair value of the cable products reporting unit was approximately 1% higher than its carrying value, and thus no impairment existed as of June 30, 2009.

Compared to the impairment analysis performed in the fourth quarter of 2008, the June 2009 analysis for this reporting unit had higher projected short-term revenue growth rates, as a result of the lower forecasted 2009 revenues and the projected recovery in demand over the next several years, and slightly lower long-term projected revenue growth rates. The projected revenues used in the June 2009 analysis result in a compound annual growth rate of 4.0% through 2013, when revenues have been projected to recover to levels projected in the 2008 annual impairment test. The projected operating income margin in the June 2009 test was lower in the short term, due to the lower revenue base, and was projected to increase to historical levels over several years. Annual projected operating income margins ranged from 7.1% to 16.8% in the June 2009 analysis compared to 11.9% to 16.7% in the 2008 annual test. The growth rates and operating income margins used in the June 2009 analysis are based on management’s current expectation of the future projections for the reporting unit. An estimated discount rate of 12.5% was used in both the June 2009 analysis and the 2008 annual impairment analysis.

The sensitivity of the estimated fair value of the cable products reporting unit as of June 30, 2009 to changes in the key assumptions, assuming all other assumptions remain constant, is as follows:

Assumption	Change	Impact on Estimated Fair Value
Annual Revenue Growth Rate	Plus 0.5%	Increase 4.0%
Annual Revenue Growth Rate	Minus 0.5%	Decrease 3.6%
Annual Operating Income Margin	Plus 0.5%	Increase 2.6%
Annual Operating Income Margin	Minus 0.5%	Decrease 2.6%
Discount Rate	Plus 0.5%	Decrease 3.9%
Discount Rate	Minus 0.5%	Increase 4.3%

While no impairment charges resulted from the analysis performed in the three months ended June 30, 2009, impairment charges may occur in the future in cable products or other reporting units due to changes in the projected revenue growth rates, projected operating margins or estimated discount rates, among other factors. Historical or projected revenues or cash flows may not be indicative of actual future results.

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